NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

February 28, 2024

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed February 20, 2024 File No. 024-12384

Ladies and Gentlemen:

This is in response to oral comments of the Staff received on February 22, 2024, relating to the captioned Offering Statement on Form 1-A of Maptelligent, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Amendment No. 2 to Offering Statement on Form 1-A filed February 20, 2024

Oral Comment 1 re: Revisions on pages 4, 17 and 22

Please be advised that, in response to such comment, the disclosure on the referenced pages has been revised to more clearly state how the Company obtains software and data that it delivers as part of its services. In addition, revisions to disclosure have been made on page 23, in this regard.

Oral Comment 2 re: Material License Agreements

Please be advised that the Company is not a party to any material license agreements.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely, NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: Maptelligent, Inc.